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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

233326107

(Cusip Number)

George L. Argyros
c/o Arnel Development Company
949 South Coast Drive, Suite 600
Costa Mesa, California 92626
Tel. No.: (714) 481-5000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:
J. Jay Herron, Esq.
O'Melveny & Myers LLP
114 Pacifica
Suite 100
Irvine, California 92618

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2333261107

1.	Name of Reporting Person: George L. Argyros		I.R.S. Identification Nos. of above persons (entities only): Inapplicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,593,488

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 9,593,488

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,593,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.4%(1)

14.	Type of Reporting Person (See Instructions): IN

SEC 1746 (3-98)

(1)	Based upon shares of common stock outstanding on February 27, 2004, as reported in the issuer’s Form 10-K filed on March 11, 2004.

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Item 1. Security and Issuer

     This Amendment No. 1 amends and restates the Statement on Schedule 13D filed by George L. Argyros (the “Reporting Person”) with the Securities and Exchange Commission on December 31, 1998 with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of DST Systems, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

Item 2. Identity and Background

(a)	This Schedule 13D is filed on behalf of the Reporting Person.

(b)	The business address of the Reporting Person is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

(c)	The Reporting Person’s present principal occupation is U.S. Ambassador to Spain.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     All of the Common Stock beneficially owned by the Reporting Person was acquired by the Reporting Person and affiliated entities of the Reporting Person either:

•	pursuant to the merger of USCS International, Inc. into a wholly owned subsidiary of the Issuer in a stock-for-stock transaction on December 21, 1998;

•	as annual grants of Common Stock from the Issuer in consideration of the Reporting Person’s prior service on the Issuer’s board of directors;

•	upon exercise of options to purchase the Common Stock by payment of the exercise price in cash from personal funds; or

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•	in open market purchases using personal funds.

Item 4. Purpose of Transaction

     Each of the Reporting Person and affiliated entities of the Reporting Person acquired the shares of Common Stock of the Issuer for investment purposes only and not with the intent of acquiring control of the Issuer.

     Other than as described in the preceding paragraph, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 9,593,488 shares of Common Stock of the Issuer, which represent approximately 11.4% of the outstanding shares of Common Stock of the Issuer.

(b)	Number of shares as to which reporting person has:

1.	Sole power to vote or direct vote: 9,593,488

2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: 9,593,488

4.	Shared power to dispose or direct the disposition: -0-

(c)	Neither the Reporting Person nor any affiliated entity has effected any transactions in any shares of Common Stock of the Issuer during the past 60 days.

(d)	Other Interests:

1.	The Argyros Children’s Trust II for benefit of certain immediate family members of the Reporting Person owns an aggregate of 93,760 shares of Common Stock. The Reporting Person is a trustee of this trust. The Reporting Person disclaims beneficial ownership of these shares.

2.	The Argyros Foundation owns 536,502 shares of Common Stock. The Reporting Person is the Chairman of the Argyros Foundation. The Reporting Person disclaims beneficial ownership of these shares.

3.	HBI Financial, Inc. (“HBI”) owns 3,903,004 shares of Common Stock and SVI, Inc., a wholly-owned subsidiary of HBI, owns

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357,996 shares of Common Stock. The Reporting Person is the sole shareholder of HBI and has the power to direct its affairs and that of its wholly-owned subsidiary, including decisions respecting the voting or disposition of these shares.

4.	GLA Financial Corporation (“GLAFC”) owns 1,686 shares of Common Stock. The Reporting Person is the sole shareholder of GLAFC, and has the power to direct its affairs, including decisions respecting the voting or disposition of these shares.

5.	Argyros Family Partners (“AFP”) owns 20,275 shares of Common Stock. The Reporting Person is a majority stockholder in a corporation which is a 1% owner and the general partner of AFP. The Reporting Person disclaims beneficial ownership of these shares.

6.	The Leon & Olga Argyros 1986 Trust owns 900 shares of Common Stock. The Reporting Person is a trustee of this trust. The Reporting Person disclaims beneficial ownership of these shares.

7.	The George T. Poulos Trust owns 215 shares of Common Stock. The Reporting Person is the trustee of this trust. The Reporting Person disclaims beneficial ownership of these shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7. Material to be Filed as Exhibits

     None.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 16, 2004

/s/ George L. Argyros
George L. Argyros